UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Roivant Sciences Ltd.

(Name of Issuer)

Common shares, par value $0.0000000341740141 per share

(Title of Class of Securities)

G76279101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G76279101

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 129,393,817
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 129,393,817

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,393,817
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.70%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G76279101

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 129,393,817
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 129,393,817

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,393,817
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.70%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G76279101

1.	Names of Reporting Persons. QVT Financial Investment Cayman Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 39,778,514
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 39,778,514

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,778,514
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.75%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G76279101

1.	Names of Reporting Persons. QVT Roiv Hldgs Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 39,658,939
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 39,658,939

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,658,939
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.73%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer

Roivant Sciences Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

QVT Financial LP

888 Seventh Avenue, 27th Floor

New York, New York 10106

Delaware Limited Partnership

QVT Financial GP LLC

888 Seventh Avenue, 27th Floor

New York, New York 10106

Delaware Limited Liability Company

QVT Financial Investment Cayman Ltd.

1 Nexus Way

Camana Bay

George Town, Grand Cayman, KY1 9005 Cayman Islands

Cayman Islands Limited Company

QVT Roiv Hldgs Offshore Ltd.

1 Nexus Way

Camana Bay

George Town, Grand Cayman, KY1 9005 Cayman Islands

Cayman Islands Limited Company

Item 2(d).	Title of Class of Securities

Common shares, par value $0.0000000341740141 per share (the “Common Shares”)

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is G76279101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4. Ownership.

(a)	Amount beneficially owned:

Aggregately, QVT Financial LP (“QVT”) may be deemed to be the beneficial owner of 129,393,817 Common Shares, consisting of the Common Shares owned by QVT Roiv Hldgs Onshore Ltd. and QVT Roiv Hldgs Offshore Ltd. (together, “QVT Roiv”), Fourth Avenue Capital Partners LP (“Fourth Avenue”), QVT P&E Roiv Hldgs Ltd. (“QVT P&E”), QVT Deferred Compensation Holdings Ltd (“QVT DCH”) and QVT Financial Investment Cayman Ltd. (“QVT FIC”). QVT Financial GP LLC (“QVT Financial GP”) is the general partner of QVT and may be deemed to beneficially own the same number of Common Shares reported by QVT.

QVT is the investment manager of QVT Roiv, shares voting and investment control over the Common Shares held directly by QVT Roiv and therefore may be deemed to beneficially own such Common Shares.

QVT provides certain investment advisory services for, and thereby may be deemed to beneficially own, the Common Shares held by Fourth Avenue, QVT P&E, QVT DCH and QVT FIC. QVT disclaims beneficial ownership of such Common Shares, except to the extent of any pecuniary interest therein. Management of Fourth Avenue is vested in its general partner, Fourth Avenue Capital Partners GP LLC, a Delaware limited liability company, which may be deemed to beneficially own the Common Shares held directly by Fourth Avenue.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated on the basis of 692,012,183 Common Shares outstanding as of December 1, 2021, as reported by the Issuer in its prospectus filed on Form 424B3 with the Securities and Exchange Commission on January 4, 2022.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See item (a) above.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

QVT FINANCIAL LP	QVT ROIV HLDGS OFFSHORE LTD.

By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold

Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Director

By:	/s/ Meg Eisner

Name:	Meg Eisner
Title:	Authorized Signatory

QVT FINANCIAL GP LLC	QVT FINANCIAL INVESTMENT CAYMAN LTD

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold

Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Director

By:	/s/ Meg Eisner

Name:	Meg Eisner
Title:	Authorized Signatory